Exhibit 99.1

Cenovus delivers $1 billion of adjusted funds flow in Q1

Company continues to deleverage its balance sheet

Calgary, Alberta (April 24, 2019) – Cenovus Energy Inc. (TSX: CVE) (NYSE: CVE) delivered strong operating and financial performance in the first quarter of 2019, generating more than $1 billion of adjusted funds flow, $731 million of free funds flow and cash from operating activities of $436 million. The company’s excellent financial results were driven by strong operating performance, a significant narrowing of light-heavy oil price differentials in early 2019 and Cenovus’s low-cost structure and continued commitment to capital discipline. Over the first four months of this year, the company further reduced its total debt outstanding by repurchasing US$515 million of unsecured notes at a discount. Cenovus managed its first-quarter oil sands production to comply with the Government of Alberta’s mandatory curtailment program, producing approximately 343,000 barrels per day (bbls/d). The company completed construction of the Christina Lake phase G expansion project ahead of schedule and 25% under budget.

Financial & production summary[1]
(for the period ended March 31)	2019 Q1	2018 Q1	% change
Financial ($ millions, except per share amounts)
Cash from operating activities	436	-123
Adjusted funds flow[2]	1,048	-41
Per share diluted	0.85	-0.03
Free funds flow[2]	731	-565
Operating earnings (loss) from continuing operations[2]	69	-752
Per share diluted	0.06	-0.61
Net earnings (loss) from continuing operations	110	-914
Per share diluted	0.09	-0.74
Capital investment	317	524	-40
Production from continuing operations (before royalties)
Oil sands (bbls/d)	342,980	359,666	-5
Deep Basin liquids[3] (bbls/d)	28,003	35,479	-21
Total liquids from continuing operations[3] ((bbls/d)	370,983	395,145	-6
Total natural gas from continuing operations ((MMcf/d)	458	553	-17
Total production from continuing operations[3] (BOE/d)	447,270	487,464	-8

1 Cenovus adopted International Financial Reporting Standard 16, “Leases,” effective January 1, 2019 using the modified retrospective approach; therefore, 2018 comparative information has not been restated.

2 Adjusted funds flow, free funds flow and operating earnings/loss are non-GAAP measures. See Advisory.

3 Includes oil and natural gas liquids (NGLs).

First-quarter overview

Financial highlights

Cenovus’s financial performance in the first quarter of 2019 was driven by stronger Western Canadian Select (WCS) prices. Following the implementation of mandatory oil production curtailment in Alberta on January 1, 2019, the price differential between West Texas Intermediate (WTI) and WCS narrowed to an average of US$12.37 per barrel (bbl) in the first quarter from record highs reached in the fourth quarter of 2018. There was a corresponding increase in the price of WCS to an average of US$42.53/bbl, more than double the average price in the fourth quarter of 2018 and up 10% from the first quarter of that year. Cenovus’s safe and reliable operating performance, low cost structure and continued focus on capital discipline and deleveraging also drove the company’s financial results.

In the first quarter, Cenovus generated cash from operating activities and adjusted funds flow of $436 million and more than $1 billion respectively, compared with a shortfall in cash from operating activities of $123 million and an adjusted funds flow shortfall of $41 million in the same quarter of 2018. The company had free funds flow of $731 million compared with a $565 million shortfall in the same period a year earlier. Cenovus generated net earnings from continuing operations of $110 million in the first quarter, compared with a net loss of $914 million in the same period in 2018, and operating earnings from continuing operations of $69 million compared with a $752 million operating loss in the first quarter a year earlier.

“These results emphasize the true potential of our company,” said Alex Pourbaix, Cenovus President & Chief Executive Officer. “All of the positive momentum we’ve been building over the past few years through focusing on safe and reliable operations, deleveraging our balance sheet, maintaining capital discipline and firmly establishing our position as an in-situ cost leader is translating into strong cash flow generation and shareholder value. At current commodity price levels, I’m optimistic we will generate material free funds flow over the remainder of the year.”

Deleveraging and capital discipline

Cenovus continues to make progress in deleveraging its balance sheet. In the first quarter, the company paid US$419 million to repurchase unsecured notes with a principal amount of US$449 million, a discount of almost US$30 million. In April, Cenovus repurchased an additional US$66 million of unsecured notes outstanding for US$63 million. Combined with other recent deleveraging activity, this brings the total debt repurchased in the last six months to almost US$1.4 billion. Net debt at the end of the first quarter was C$8.1 billion, compared with C$8.4 billion at the end of 2018.

Deleveraging continues to be a top financial priority for Cenovus in 2019 after funding its sustaining capital requirements and maintaining its current dividend level. If commodity prices remain at current levels, Cenovus expects to be in a position to make significant progress this year towards its long-term target of reducing net debt to approximately

$5 billion. At that level, the company anticipates being in a position to achieve and maintain a target ratio of less than two times net debt to adjusted earnings before interest, taxes, depreciation and amortization (EBITDA) at low-cycle commodity prices.

Cenovus expects to provide investors with an update on its strategy and five-year business plan at its planned Investor Day in Toronto on October 2, 2019.

Production curtailment

While Cenovus’s oil sands operations continue to produce at lower rates to comply with the government-mandated curtailment program, the company has made the decision to maintain normal steam injection levels. While this has contributed to a modest, temporary increase in per-barrel operating costs and steam-to-oil ratios (SORs), it has allowed Cenovus to continue mobilizing and storing production-ready barrels in its reservoirs for sale at a later date when curtailment is eased.

As a result of higher WCS prices, Cenovus paid $191 million in royalties to the province of Alberta during the first quarter. In the fourth quarter of 2018, when price differentials reached record levels, Cenovus had a royalty credit of $29 million.

“It should now be crystal clear that the government’s temporary curtailment program is doing what it was intended to do and has had an immediate, positive impact not only for our industry, but for all Albertans, in the form of improved royalty revenue,” said Pourbaix. “To put it in context, when price differentials reached record highs in the fourth quarter of 2018 due to a lack of takeaway capacity, our company was in a royalty credit position with the provincial government. Over the last three months, we paid nearly $200 million, and we only account for about 10% of Alberta’s total oil production. This has been a big win for Alberta.”

Guidance

The significant improvement in WCS pricing resulting from the government’s mandatory curtailment program more than offset the impact of reduced oil production and increased oil sands operating costs during the first quarter.

Based on production levels and operating costs experienced during the quarter, Cenovus has adjusted its 2019 Guidance to reflect the anticipated impact of curtailment across the full year. The company now expects total oil sands production to average between 350,000 bbls/d and 370,000 bbls/d in 2019, a 7% reduction at the midpoint of the range compared with the company’s December 10, 2018 Guidance. Cenovus has increased its guidance for the fuel portion of its per-barrel oil sands operating costs to reflect its decision to maintain normal steam levels while reducing production volumes. Fuel costs are now expected to range between $1.75/bbl and $2.25/bbl in 2019 at both Foster Creek and Christina Lake, compared with $1.50/bbl to $2.00/bbl in the December 10, 2018 Guidance. The company expects operating costs to return to more normalized levels once mandatory curtailment has been lifted. Cenovus’s guidance for 2019 capital investment remains unchanged.

Including the anticipated impact of curtailment, Cenovus expects its second-quarter 2019 bitumen and crude oil production will be a maximum of 355,000 bbls/d.

Cenovus’s updated Guidance document is available under Investors on cenovus.com. Guidance reflects the adoption of International Financial Reporting Standards 16, “Leases.”

Market access

Cenovus is on track with its previously announced plan to ramp up to approximately 100,000 bbls/d of rail shipping capacity over the balance of this year.

With its previously announced positions on Keystone XL and the Trans Mountain Expansion Project, Cenovus has 275,000 bbls/d of potential future pipeline capacity to the West Coast and U.S. Gulf Coast. The company has current firm capacity to the West Coast, U.S. Gulf Coast and PADD II of 118,000 bbls/d combined.

Operating highlights

Safety

Cenovus continued to improve its safety performance in the first quarter, completing its winter delineation drilling and seismic work in the oil sands with zero significant incidents and no recordable injuries or reportable spills.

Oil sands

In compliance with government mandated curtailment levels, Cenovus had first-quarter oil sands production of 342,980 bbls/d, a 5% reduction compared with the same period of 2018 when the company was voluntarily reducing production in response to wide WTI-WCS price differentials. The company had first-quarter oil sands operating costs of $9.06/bbl, up 3% from $8.78/bbl in the same period a year ago. The increase in operating costs per barrel was mainly the result of lower sales volumes due to mandatory curtailment as well as higher natural gas prices and consumption.

Cenovus achieved oil sands netbacks of $27.88/bbl, excluding realized hedging impacts, up 63% from the first quarter of 2018.

First-quarter production at Christina Lake was 188,824 bbls/d, a 7% decrease compared with the same period in 2018, while Foster Creek averaged 154,156 bbls/d, 2% lower year over year. First-quarter oil sands operating costs at Foster Creek were relatively flat at $10.44/bbl, while Christina Lake operating costs rose 6% to $7.84/bbl compared with a year earlier.

At Christina Lake, the SOR was 2.0 in the first quarter, compared with 1.8 in the first quarter of 2018. At Foster Creek, the SOR was 2.9 in the first quarter compared with 2.8 a year earlier.

Cenovus continues to have flexibility on start-up of oil production at its phase G expansion at Christina Lake and will consider bringing on the phase once the company has clarity on market access and the duration of production curtailment.

Deep Basin

Production from the Deep Basin assets averaged 104,290 barrels of oil equivalent per day (BOE/d) in the first quarter, an 18% decrease from year-earlier levels, partly due to the September 2018 divestiture of the Pipestone business, which was producing approximately 8,800 BOE/d prior to being sold. Production also declined due to lower capital investment, natural declines and weather-related outages.

Average operating costs in the Deep Basin were $9.24/BOE in the first quarter, up 26% from $7.36/BOE a year earlier, partly due to lower sales volumes related to the Pipestone divestiture. In addition, in order to maintain production levels during a prolonged cold weather period in the quarter, Cenovus decided to carry out proactive work at its wells and facilities, leading to additional chemical and workforce costs. Electricity rates also increased from the first quarter of 2018 due to the cold weather.

Cenovus continues to work to optimize its Deep Basin operating model with a view to reducing costs, improving efficiency and maximizing value.

Downstream

Cenovus’s Wood River, Illinois and Borger, Texas refineries, which are co-owned with the operator, Phillips 66, delivered solid financial performance in the first quarter, largely due to lower feedstock prices, as crude oil purchased at a discount in late 2018 was processed in the first quarter of 2019. Crude runs were impacted by a fire at a unit at Wood River in February. Wood River returned to normal operations in late March.

Refining and marketing operating margin was $304 million in the first quarter, compared with an operating margin shortfall of $48 million in the year-earlier period, when both refineries underwent major planned turnarounds. Cenovus’s refining operating margin is calculated on a first-in, first-out (FIFO) inventory accounting basis. Using the last-in, first-out (LIFO) accounting method employed by most U.S. refiners, operating margin from refining and marketing would have been $143 million lower in the first quarter, compared with $21 million lower in the same period of 2018.

Dividend

For the second quarter of 2019, the Board of Directors declared a dividend of $0.05 per share, payable on June 28, 2019 to common shareholders of record as of June 14, 2019. Based on the April 23, 2019 closing share price on the Toronto Stock Exchange of $14.01, this represents an annualized yield of approximately 1.4%. Declaration of dividends is at the sole discretion of the Board and will continue to be evaluated on a quarterly basis.

Conference Call Today

9 a.m. Mountain Time (11 a.m. Eastern Time)

Cenovus will host a conference call today, April 24, 2019, starting at 9 a.m. MT (11 a.m. ET). To participate, please dial 888-231-8191 (toll-free in North America) or 647-427-7450 approximately 10 minutes prior to the conference call. A live audio webcast of the conference call will also be available via cenovus.com. The webcast will be archived for approximately 90 days.

ADVISORY

Basis of Presentation – Cenovus reports financial results in Canadian dollars and presents production volumes on a net to Cenovus before royalties basis, unless otherwise stated. Cenovus prepares its financial statements in accordance with International Financial Reporting Standards (IFRS).

Barrels of Oil Equivalent – Natural gas volumes have been converted to barrels of oil equivalent (BOE) on the basis of six thousand cubic feet (Mcf) to one barrel (bbl). BOE may be misleading, particularly if used in isolation. A conversion ratio of one bbl to six Mcf is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil compared with natural gas is significantly different from the energy equivalency conversion ratio of 6:1, utilizing a conversion on a 6:1 basis is not an accurate reflection of value.

Non-GAAP Measures and Additional Subtotal

This news release contains references to adjusted funds flow, free funds flow, netback, operating earnings (loss), net debt, and net debt to adjusted EBITDA, which are non-GAAP measures, and operating margin, which is an additional subtotal found in Note 1 of Cenovus's Interim Consolidated Financial Statements (unaudited) for the period ended March 31, 2019 (available on SEDAR at sedar.com, on EDGAR at sec.gov and Cenovus's website at cenovus.com). These measures do not have a standardized meaning as prescribed by IFRS. Readers should not consider these measures in isolation or as a substitute for analysis of the company's results as reported under IFRS. These measures are defined differently by different companies and therefore are not comparable to similar measures presented by other issuers. For definitions, as well as reconciliations to GAAP measures, and more information on these and other non-GAAP measures and additional subtotals, refer to “Non-GAAP Measures and Additional Subtotals” in the Advisory section of Cenovus's Management's Discussion & Analysis (MD&A) for the period ended March 31, 2019 (available on SEDAR at sedar.com, on EDGAR at sec.gov and Cenovus's website at cenovus.com).

Forward-looking Information

This news release contains certain forward-looking statements and forward-looking information (collectively referred to as “forward-looking information”) within the meaning of applicable securities legislation, including the United States Private Securities Litigation Reform Act of 1995, about our current expectations, estimates and projections about the future, based on certain assumptions made by us in light of our experience and perception of historical trends. Although Cenovus believes that the expectations represented by such forward-looking information are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned not to place undue reliance on forward-looking information as actual results may differ materially from those expressed or implied.

Forward-looking information in this document is identified by words such as “anticipate”, “believe”, “capacity”, “expect”, “focus”, “guidance”, “on track”, “plan”, “position”, “priority”, “target”, “will”, “see”, or similar expressions and includes suggestions of future outcomes, including statements about: strategy and related milestones and schedules; projections for 2019 and future years and our plans and strategies to realize such projections; priorities and other statements relating to forecast capital discipline and investment, production guidance and debt reduction; ability to generate substantial cash flow, adjusted funds flow and free funds flow in the current commodity price environment; targeted reductions of net debt to $5 billion; expected ramp-up of rail commitments; the impact of the Alberta government mandated production curtailment; the planned timeline for ramping up oil-by-rail movement; pipeline capacity commitments; Christina Lake phase G expansion start-up flexibility; and all statements related to the company’s updated 2019 Guidance.

Developing forward-looking information involves reliance on a number of assumptions and consideration of certain risks and uncertainties, some of which are specific to Cenovus and others that apply to the industry generally. The factors or assumptions on which our forward-looking information is based include: updated price and sensitivities assumptions as disclosed in the following table, available in Cenovus’s updated 2019 Guidance (dated April 23, 2019) at cenovus.com;

PRICE ASSUMPTIONS & ADJUSTED FUNDS FLOW SENSITIVITIES (1)
		Independent base case sensitivities	Increase	Decrease
Brent (US$/bbl)	$66.00	(for the full year 2019)	($ millions)	($ millions)
WTI (US$/bbl)	$59.00	Crude oil (WTI)*	80	(80)
Western Canada Select (US$/bbl)	$44.50	Light-heavy differential (WTI-WCS)*	(65)	60
AECO ($/Mcf)	$1.55	Chicago 3-2-1 crack spread*	60	(60)
Chicago 3-2-1 Crack Spread (US$/bbl)	$15.00	Natural gas (AECO)*	60	(65)
Exchange Rate (US$/C$)	$0.75	Exchange rate (US$/C$)**	(40)	40
*US$1.00 change

** $0.01 change

(1) Sensitivities include current hedge positions applicable to the full year of 2019. Refining results embedded in the sensitivities are based on unlagged margin changes and do not include the effect of changes in inventory valuation for first-in, first-out / lower of cost or net realizable value.

projected capital investment levels, the flexibility of capital spending plans and associated sources of funding; achievement of further operating efficiencies, cost reductions and sustainability thereof; lower production as a result of the government-mandated production curtailment contributing to improvement in WCS prices, narrowing of the price differential between WTI and WCS; future improvements in availability of product transportation capacity, including Canadian oil-by-rail activity ramping up as planned; realization of expected impacts of the company's storage capacity within its oil sands reservoirs; the ability of our refining capacity, existing pipeline commitments and plans to ramp up crude-by-rail loading capacity to mitigate a portion of heavy oil volumes against wider differentials; continued improved Canadian commodity prices; low-cycle commodity prices of US$45/bbl WTI and C$43/bbl WCS; estimates of quantities of oil, bitumen, natural gas and liquids from properties and other sources not currently classified as proved; accounting estimates and judgments; future use and development of technology and associated expected future results; ability to obtain necessary regulatory and partner approvals; the successful and timely implementation of capital projects or stages thereof; ability to complete asset sales, including with desired transaction metrics and expected timelines; and ability to access and implement all technology necessary to achieve expected future results.

Additional information about risks, assumptions, uncertainties and other factors that could influence Cenovus’s actual results is provided in Cenovus’s MD&A for the year ended December 31, 2018 and its MD&A for the period ended March 31, 2019 as well as its AIF and Form 40-F for the year ended December 31, 2018 (all available on SEDAR at sedar.com, on EDGAR at sec.gov and Cenovus's website at cenovus.com).

Readers are cautioned that the foregoing lists are not exhaustive and are made as at the date hereof. Events or circumstances could cause Cenovus's actual results to differ materially from those estimated, projected, expressed, or implied by the forward-looking information. Cenovus undertakes no obligation to update or revise any forward-looking information except as required by law.

Cenovus Energy Inc.

Cenovus Energy Inc. is a Canadian integrated oil and natural gas company. It is committed to maximizing value by responsibly developing its assets in a safe, innovative and efficient way. Operations include oil sands projects in northern Alberta, which use specialized methods to drill and pump the oil to the surface, and established natural gas and oil production in Alberta and British Columbia. The company also has 50% ownership in two

U.S. refineries. Cenovus shares trade under the symbol CVE, and are listed on the Toronto and New York stock exchanges. For more information, visit cenovus.com.

Find Cenovus on Facebook, Twitter, LinkedIn, YouTube and Instagram.

CENOVUS CONTACTS: Investor Relations Investor Relations general line 403-766-7711	Media Sonja Franklin Senior Media Advisor 403-766-7264 Media Relations general line 403-766-7751